June 3, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Johnny Gharib Division of Corporation Finance

Re:	XOMA Ltd.
Registration Statement on Form S-3
File No. 333-172197
Filed February 11, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, being the issuer of securities to which the referenced Registration Statement relates, respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will become effective at 12:00 P.M. on June 6, 2011 or as soon thereafter as practicable.

The disclosure in the filing is the responsibility of XOMA Ltd. (the “Company”).  The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, XOMA Ltd. By: /s/ Christopher J. Margolin Christopher J. Margolin Vice President, General Counsel and Secretary